GREG MANNING AUCTIONS, INC.
--------------------------------------------------------------------------------
Larry Crawford                                                775 Passaic Avenue
Chief Financial Officer                          West Caldwell, New Jersey 07006
Executive Vice President                     Phone 800-221-0243  -  973-882-0004
lcrawford@gregmanning.com                                       Fax 973-882-2981
                                                             www.gregmanning.com




November 22, 2004


VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:  Deborah A. Wilson, Staff Accountant
            Monica Brame, Staff Accountant

                  Re:   Greg Manning Auctions, Inc.
                        10-K for the year ended June 30, 2004
                        File No. 1-11988
                        -------------------------------------

Ladies and Gentlemen:

      Greg Manning Auctions, Inc. (the "Company" or "GMAI") is providing its responses to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Company's Annual Report on Form 10-K for the year ended June 30, 2004 (the "Form 10-K") which was filed with the SEC on September 10, 2004.

      For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. Capitalized terms used herein are intended to have the meanings ascribed to such terms in the Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, p.14
          ---------------------------------------------------------------

General
-------

      1. Please expand your disclosure in future filings related to the arrangement and transactions with Afinsa to include the information required by FR-61 about the effects of transactions with related parties. For example, discuss how the arrangements with Afinsa differ from those that would likely be negotiated with clearly independent parties. Describe the elements of the transactions that are necessary for an understanding of the transactions' business purpose and economic substance. Disclose how the transaction prices were determined. Disclose any ongoing contractual or other commitments as a result of the arrangement.

GMAI will expand its disclosure in future filings relating to transactions with Afinsa to include the information required by FR-61 about the effects of transactions with related parties, taking into account the specific issues raised by the Staff.

Critical Accounting Policies, page 23-25
----------------------------------------

      2. Please note that the disclosure in the MD&A related to your critical accounting policies should enhance and supplement the description of the accounting policies in the Notes to the Consolidated Financial Statements, and is not intended to be a duplication of the disclosure included in the Notes. Please revise your disclosure in future filings to present the Company's analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. The revised disclosure should include such items as how you arrived at the estimate, how accurate your assumptions have been in the past, and any other disclosures related to the estimates and assumptions involved in the application of generally accepted accounting principles that impact your reported financial condition and operating performance, or the comparability of reported information over different reporting periods. For example, disclose the assumptions, etc. that resulted in an increase in your bad debt expense for the year ended June 30, 2004 compared to the year ended 2003. Please refer to the guidance in FR-72.

GMAI will revise its future filings with respect to critical accounting policies to include a discussion of the assumptions and uncertainties that underlie critical accounting estimates. As appropriate, the Company will discuss the sensitivity of reported results to changes in assumptions, judgments and estimates.

Safe Harbor Statement, page 26
------------------------------

      3. Please revise your Safe Harbor Statement in future filings to only reflect "forward looking" statements in accordance with Section 21
            (E) of the Securities Exchange Act of 1934.

GMAI will revise its future filings to reflect only "forward looking" statements in accordance with Section 21E of the Securities Exchange Act of 1934.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 29
----------------------------------------------------------------------------

      4. We note: (1) that you have 55 employees located in Europe, or approximately 39% of your total employees; (2) that you disclose your accounting policy related to foreign currency translation and transactions in your financial statements, (3) that 55% of your revenues earned during the year ended June 30, 2004 were earned from your foreign operations, and that (4) 56% of your property and equipment is located in countries other than the U.S. Are these foreign operations not material to your business? Please confirm to us that you determined that your market risk exposures (e.g. foreign currency exchange rate risk, etc.) were not material as to require the quantitative and qualitative disclosures specified by Item 305 of Regulation S-K, and that your determination was made in accordance with the guidance included in "Questions and Answers About the New Market Risk Disclosure Rules" issued in July 1997. Also, in future filings, and supplementally to us, please clarify the last sentence in the first paragraph where you state that your business is operated (emphasis added) primarily in the U.S.

Please note supplementally that for the year ended June 30, 2004, approximately 35% of our net revenues were earned from our foreign operations, while approximately 55% of our net revenues were attributable to sales of goods shipped to foreign customers. The Company will clarify this disclosure in future filings. Please also note that in future filings, the Company will delete the last sentence of the first paragraph which refers to our business being "operated primarily in the U.S."

With respect to Item 7A, Quantitative and Qualitative Disclosures About Market Risk, GMAI proposes to revise its future filings to include the following disclosure:

Interest Rate Risks
-------------------

Interest rates on the Company's credit facilities with PNC Bank and Banco Santander Central Hispano are market-based. (See "[Reference]" above.) Accordingly, the Company is exposed to certain interest rate risks caused by fluctuations in interest rates. If, for example, the LIBOR and the "prime" rates were to increase by 1% for any given year, our interest expense would increase interest expense by approximately $165,000 for the period (assuming that all amounts available under such credit facilities - that is, $16,500,000 - are drawn down.) There can be no assurance that interest rates will not increase over the next fiscal year. However, because we do not believe that our exposure to interest rate risk is significant, we have not undertaken specific steps to reduce or eliminate this risk.

Foreign Currency Risks
----------------------

Business transactions originating from our United States and Asian operations are denominated in U.S. dollars. Transactions from our European operations, which in fiscal 2004 accounted for approximately 35% of total net revenues, are denominated in Euros.

The average Euro to dollar exchange rate during fiscal 2004 was $1.22 U.S. dollar to $1.0 Euro. As a result of this exchange rate, the company enjoyed a favorable exchange rate advantage equal to $1.3 million in fiscal 2004. A 5% change in the Euro to dollar exchange rate would have had a effect on the company's net profits in fiscal 2004 of $300,000.

The company does not believe it is exposed to material foreign currency risks. As a result, we do not enter into any hedging activities to minimize such risk.

The Company will assess the significance of interest rate, exchange rate and other market risks on a periodic basis and will implement strategies to manage risk as appropriate.

Notes to Consolidated Financial Statements, page 37
---------------------------------------------------

(1) Description of Business and Summary of Significant Accounting Policies
--------------------------------------------------------------------------

Concentration of Credit Risk, page 38

      5. We note from the last paragraph of this policy, that certain assets held by the Company are collateral for the receivables resulting from the Company's sale of its inventory with payment terms up to 12 months. Do you recognize both the receivable and the asset that is collateral for the receivable in your balance sheet? If so, please describe these transactions to us and support your policy, or revise your disclosure in future filings for clarity. Or is the sold inventory collateral for the related receivable until such time as payment is received? If so, please advise us when you recognize revenue from these transactions, and support your policy.

On certain limited transactions, we have granted extended payment terms and have required certain collateral to secure the outstanding receivable. The collateral may be the inventory sold or goods the customer owns of equivalent value. Therefore, the assets held as collateral is not reflected on our balance sheet. With regard to the accounting treatment for these transactions, the Company records revenue on these transactions in accordance with the criteria of SAB No. 101.

Inventories, page 39

      6. Since you account for inventories using the specific identification method, please advise us why, on certain items, you estimate write-downs of inventory based on a percentage of the inventory aging by category type. Include support for using this method.

Generally, our inventory turns at least one time a year. If inventory marketed and available for sale is not sold within a year, the Company generally reduces the selling price in order to turn the inventory to generate cash flow. In connection with the markdown in the selling price, the Company writes down the related inventory to reflect the lower of cost or market. If we become aware of an immediate decline in the marketplace, we write the inventory down to the estimated market value, regardless of its aging.

      7. Please advise us, and disclose in future filings, how you account for inventories that the Company holds for a period in excess of one year, and if your policy is to measure and recognize impairment of these inventory items in accordance with SFAS 144.

The inventory held in excess of one year represents goods for which there is a specific plan in place for their sale beyond one year after purchase. These plans are entered into for the purpose of avoiding a "flood the marketplace" situation with certain collectibles. The classification for this inventory is based on the expected period in which we expect to sell this inventory (greater than a year from the balance sheet date). Once the selling period is identified the non-current amounts are reclassified to current. This inventory is valued at the lower of cost or market which reflects our estimate of its net realizable value. We did not consider FASB 144 because we do not believe these assets meet the definition of "Long-lived Assets", that is, assets that cannot be readily moved.

We will make appropriate disclosure in future filings.

      8. Please advise us, and disclose in future filings, the method used to account for transactions where the Company has agreed with certain suppliers to share the net profits or losses attributable to the sale of specific items of inventory. Do you report the profits or losses allocated to the supplier as increases to, or reductions in, revenue or cost of merchandise sold? Support your policy.

We report the profit or loss allocated to the suppliers as a component of costs of goods sold based upon guidance from SAB 101 and EITF 99-19. We report the sale of this inventory as revenue because we purchase this inventory from the supplier and ultimately sell it to the end user. During this process the Company acts as the principal in this transactions; in other words, we take title to the inventory and bear all the risks and rewards, including all risks relating to loss, collections, delivery and returns. We, and not the supplier, determine the selling price to the end user. Upon our purchase of the inventory, the supplier does not retain any of the risks and rewards of ownership and in substance is treated on a commission basis.

We will make appropriate disclosure in future filings.

Segment Information, page 44

      9. Please advise us how you determined that you had met the aggregation criteria and quantitative thresholds of SFAS 131 in order to disclose that you operate principally in one segment.

We believe that we operate in one segment consisting of collectibles, including philatelics and numismatics. This determination was based upon aggregation criteria as defined in SFAS 131 because of the similar economic characteristics of our business. In addition we also consider the following areas:

      o     The nature of our products is collectibles

      o There is no specific production process, all products are acquired and processed in a similar manner.

      o     Collectors and/or investors are our customers

      o The method used to distribute our products is through distributors and/or wholesalers. The revenue generated through sales at auctions is less than 10%.

      o     We do not operate in a regulatory environment.

Based upon the above criteria we have determined to be operating in one reportable segment based upon our interpretation of SFAS 131. However if facts and circumstances change we may revise future filings to include segment reporting.

         _______________________________________________________________


      Should you have any questions in regard to this response, please call me at 973-882-0004.



                                    Very truly yours,




                                    /s/ Larry L. Crawford

cc:   Mr. Greg Manning